UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2025

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Managing Corporate Executive / Group CFO

For Immediate Release:

Consolidated Financial Statements for the First Quarter of Fiscal 2025 (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	July 31, 2025

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Hikaru Osuga	General Manager of Accounting	Phone:	+81-3-6838-6101
Trading Accounts: Established
Commencement of Dividend Payment (scheduled): -
Supplementary Materials on Quarterly Results: Attached
IR Conference on Quarterly Results: Not Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2025 (for the three months ended June 30, 2025)

(1) Consolidated Results of Operations

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1Q F2025	2,130,048	(10.5)	368,583	4.0	290,521	0.4
1Q F2024	2,380,899	28.0	354,383	20.4	289,300	17.9

Note:	Comprehensive Income: 1Q F2025: ¥328,712 million, 41.6%; 1Q F2024: ¥232,053 million, (50.3)%

	Earnings per Share of Common Stock	Diluted Earnings per Share of Common Stock
	¥	¥
1Q F2025	115.90	115.90
1Q F2024	114.14	114.14

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2025	278,650,460	10,619,730	3.7
Fiscal 2024	283,320,404	10,523,753	3.6

Reference:	Own Capital: As of June 30, 2025: ¥10,541,052 million; As of March 31, 2025: ¥10,442,211 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2024	—	65.00	—	75.00	140.00
Fiscal 2025	—
Fiscal 2025 (estimate)		72.50	—	72.50	145.00

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No

3. Consolidated Earnings Estimates for Fiscal 2025 (for the fiscal year ending March 31, 2026)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Earnings per Share of Common Stock
	¥ million	%	¥
Fiscal 2025 H1	—	—	—
Fiscal 2025	1,020,000	15.1	407.81

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2025: Yes
		Following the result from 1Q, MHFG revised Consolidated Earnings Estimates for Fiscal 2025 (for the fiscal year ending March 31, 2026).
		Profit Attributable to Owners of Parent: The latest announced estimates: ¥940,000 million, Revised estimates: ¥1,020,000 million, Changes from the original estimates: ¥80,000 million, 8.5%
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares (excluding treasury stock and others) during the 1Q and the number of outstanding shares during the 2Q-4Q (which is substituted with the number of outstanding shares (excluding treasury stock and others) as of June 30, 2025

Notes

(1) Significant changes in the scope of consolidation during the period: No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

i	Changes in accounting policies due to revisions of accounting standards: No

ii	Changes in accounting policies other than i above: No

iii	Changes in accounting estimates: No

iv	Restatements: No

(4) Issued Shares of Common Stock

i Period-end issued shares (including treasury stock):	As of June 30, 2025	2,513,757,794 shares	As of March 31, 2025	2,513,757,794 shares
ii Period-end treasury stock:	As of June 30, 2025	14,415,443 shares	As of March 31, 2025	4,233,302 shares
iii Average outstanding shares (first quarter):	1Q Fiscal 2025	2,506,490,827 shares	1Q Fiscal 2024	2,534,589,882 shares

Review of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: No

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and the effects of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Overview of Consolidated Results of Operations and Financial Condition	p.1-2

2.	Quarterly Consolidated Financial Statements and Others	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Notes regarding Consolidated Financial Statements	p.1-7
(Matters Related to the Assumption of Going Concern)
(Significant Changes in the Amount of Shareholders’ Equity)
(Business Segments Information)
(Consolidated Statement of Cash Flows)
ø SELECTED FINANCIAL INFORMATION For the First Quarter of Fiscal 2025

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

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Mizuho Financial Group, Inc.

1. Overview of Consolidated Results of Operations and Financial Condition

The subject matter is described in the “Summary of Financial Results for the First Quarter of FY2025” disclosed on July 31, 2025 (Thursday), which is available on our web page at https://www.mizuhogroup.com/investors/financial-information/financial-statements.

The information is posted under the Financial Statements (under Japanese GAAP) of Mizuho Financial Group, FY2025, First Quarter, on the above web page.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2025	As of June 30, 2025
Assets
Cash and Due from Banks	¥72,483,086	¥64,770,799
Call Loans and Bills Bought	688,473	689,333
Receivables under Resale Agreements	28,107,374	28,083,200
Guarantee Deposits Paid under Securities Borrowing Transactions	2,078,999	1,977,293
Monetary Claims Bought	3,932,427	4,294,378
Trading Assets	22,240,796	23,522,393
Money Held in Trust	632,025	654,683
Securities	34,307,574	35,627,012
Loans and Bills Discounted	94,108,757	94,011,242
Foreign Exchanges	2,237,879	2,283,652
Derivatives other than for Trading Assets	3,497,747	3,325,914
Other Assets	7,008,874	7,301,030
Tangible Fixed Assets	1,122,592	1,116,606
Intangible Fixed Assets	808,897	809,451
Net Defined Benefit Asset	758,783	762,713
Deferred Tax Assets	237,630	198,213
Customers’ Liabilities for Acceptances and Guarantees	9,824,242	9,731,545
Allowance for Loan Losses	(755,751)	(509,000)
Allowance for Investment Losses	(5)	(3)

Total Assets	¥283,320,404	¥278,650,460

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2025	As of June 30, 2025
Liabilities
Deposits	¥158,746,762	¥157,938,148
Negotiable Certificates of Deposit	14,398,784	12,949,466
Call Money and Bills Sold	2,745,165	2,894,483
Payables under Repurchase Agreements	38,393,650	35,267,234
Guarantee Deposits Received under Securities Lending Transactions	1,604,389	1,113,984
Commercial Paper	2,138,133	1,872,323
Trading Liabilities	14,290,572	14,434,633
Borrowed Money	4,008,514	3,963,446
Foreign Exchanges	840,486	1,414,384
Short-term Bonds	724,118	643,847
Bonds and Notes	12,877,794	12,813,841
Due to Trust Accounts	950,946	936,050
Derivatives other than for Trading Liabilities	4,566,669	4,342,668
Other Liabilities	6,267,822	7,443,673
Reserve for Bonus Payments	224,246	79,299
Reserve for Variable Compensation	2,226	2,955
Net Defined Benefit Liability	68,259	68,218
Reserve for Director and Corporate Auditor Retirement Benefits	484	406
Reserve for Possible Losses on Sales of Loans	1,266	933
Reserve for Contingencies	22,542	21,662
Reserve for Reimbursement of Deposits	7,146	6,476
Reserve for Reimbursement of Debentures	19,965	17,524
Reserves under Special Laws	4,247	4,244
Deferred Tax Liabilities	21,155	23,963
Deferred Tax Liabilities for Revaluation Reserve for Land	47,059	45,314
Acceptances and Guarantees	9,824,242	9,731,545

Total Liabilities	¥272,796,651	¥268,030,730

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,129,730	1,129,731
Retained Earnings	6,046,578	6,152,424
Treasury Stock	(9,462)	(50,060)

Total Shareholders’ Equity	9,423,614	9,488,862

Net Unrealized Gains (Losses) on Other Securities	867,697	977,063
Deferred Gains (Losses) on Hedges	(465,204)	(438,156)
Revaluation Reserve for Land	98,680	94,892
Foreign Currency Translation Adjustments	398,783	303,947
Remeasurements of Defined Benefit Plans	119,654	115,805
Own Credit Risk Adjustments, Net of Tax	(1,014)	(1,362)

Total Accumulated Other Comprehensive Income	1,018,596	1,052,189

Stock Acquisition Rights	5	5
Non-controlling Interests	81,536	78,672

Total Net Assets	10,523,753	10,619,730

Total Liabilities and Net Assets	¥283,320,404	¥278,650,460

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the three months ended June 30, 2024	For the three months ended June 30, 2025
Ordinary Income	¥2,380,899	¥2,130,048
Interest Income	1,621,462	1,422,571
Interest on Loans and Bills Discounted	741,308	647,200
Interest and Dividends on Securities	205,024	203,868
Trust Fees	14,822	15,503
Fee and Commission Income	254,512	272,588
Trading Income	268,315	229,072
Other Operating Income	109,808	90,425
Other Ordinary Income	111,977	99,888
Ordinary Expenses	2,026,516	1,761,465
Interest Expenses	1,389,987	1,121,100
Interest on Deposits	472,961	389,471
Fee and Commission Expenses	53,624	52,822
Trading Expenses	—	43,894
Other Operating Expenses	80,166	47,627
General and Administrative Expenses	451,707	460,705
Other Ordinary Expenses	51,029	35,315

Ordinary Profits	354,383	368,583

Extraordinary Gains	45,567	12,406
Extraordinary Losses	2,565	2,394

Profit before Income Taxes	397,386	378,595

Income Taxes:
Current	119,545	102,338
Deferred	(12,463)	(15,403)

Total Income Taxes	107,081	86,934

Profit	290,304	291,660

Profit Attributable to Non-controlling Interests	1,003	1,139

Profit Attributable to Owners of Parent	¥289,300	¥290,521

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Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the three months ended June 30, 2024	For the three months ended June 30, 2025
Profit	¥290,304	¥291,660
Other Comprehensive Income (Losses)	(58,250)	37,052
Net Unrealized Gains (Losses) on Other Securities	(143,998)	109,658
Deferred Gains (Losses) on Hedges	(35,059)	26,750
Foreign Currency Translation Adjustments	119,705	(83,011)
Remeasurements of Defined Benefit Plans	(7,092)	(3,823)
Own Credit Risk Adjustments, Net of Tax	(206)	(347)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	8,400	(12,176)

Comprehensive Income	232,053	328,712

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	229,176	327,902
Comprehensive Income Attributable to Non-controlling Interests	2,876	810

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Mizuho Financial Group, Inc.

(3) Notes regarding Consolidated Financial Statements

(Matters Related to the Assumption of Going Concern)

There is no applicable information.

(Significant Changes in the Amount of Shareholders’ Equity)

There is no applicable information.

(Business Segments Information)

1.  Summary of reportable segments

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company (RBC), the Corporate & Investment Banking Company (CIBC), the Global Corporate & Investment Banking Company (GCIBC), the Global Markets Company (GMC), and the Asset Management Company (AMC).

The services that each in-house company is in charge of are as follows:

RBC:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

CIBC:

Services for large corporations, financial institutions and public corporations in Japan

GCIBC:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

GMC:

Investment services with respect to interest rates, equities and credits, etc. and other services

AMC:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segments information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

1-7

Mizuho Financial Group, Inc.

2.  Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others, and Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others by reportable segment

For the three months ended June 30, 2024

						(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	177,384	134,312	195,493	219,774	14,836	34,490	776,289
General and Administrative Expenses (excluding Non-Recurring Losses and others)	172,204	58,866	111,282	90,019	9,000	14,671	456,042
Equity in Income from Investments in Affiliates	2,062	2,176	7,056	—	191	719	12,204
Amortization of Goodwill and others	1	206	1,641	—	1,529	307	3,684
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	7,241	77,416	89,626	129,755	4,498	20,231	328,767

Notes:

 1. Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥31,146 million, of which ¥31,728 million is included in the GMC.

2. “Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
3. Following the change in allocation method for transactions between each segment and “Others” made in April 2025, reclassification was made on the above table to reflect the relevant change.

For the three months ended June 30, 2025

						(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	214,140	154,106	206,720	174,110	17,174	2,852	769,102
General and Administrative Expenses (excluding Non-Recurring Losses and others)	177,660	58,950	119,652	92,335	11,930	(244)	460,282
Equity in Income from Investments in Affiliates	(2,049)	3,578	6,842	—	149	2,114	10,634
Amortization of Goodwill and others	1	206	1,256	—	1,431	97	2,991
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	34,430	98,528	92,654	81,775	3,962	5,113	316,462

Notes:

 1. Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥4,385 million, of which ¥3,210 million is included in the GMC.

2. “Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

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Mizuho Financial Group, Inc.

3. The difference between the total amounts of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others derived from internal management reporting are different from Profit before Income Taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the three months ended June 30, 2024 and 2025, are as follows:

	(Millions of yen)
	For the three months ended June 30, 2024	For the three months ended June 30, 2025
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	328,767	316,462
General and Administrative Expenses (Non-Recurring Losses)	8,019	2,567
Expenses related to Portfolio Problems (including reversal of (provision for) general allowance for loan losses)	(7,290)	(17,504)
Gains on Reversal of Allowances for Loan Losses, and others	5,841	28,967
Net Gains (Losses) related to Stocks - Net Gains (Losses) related to ETFs and others	14,097	35,442
Net Extraordinary Gains (Losses)	43,002	10,011
Others	4,949	2,647

Profit before Income Taxes recorded in Quarterly Consolidated Statement of Income	397,386	378,595

(Consolidated Statement of Cash Flows)

We have not prepared Quarterly Consolidated Statement of Cash Flows for the three months ended June 30, 2025. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the three months ended June 30, 2024 and 2025 are as follows:

	(Millions of yen)
	For the three months ended June 30, 2024	For the three months ended June 30, 2025
Depreciation	47,322	50,817
Amortization of Goodwill	1,910	1,802

1-9

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2025

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2025	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Net Gains/Losses on Stocks	CON	NON	2- 3

3. Unrealized Gains/Losses on Securities	CON	NON	2- 4

4. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2- 7

5. Status of Deposits and Loans	NON		2- 11

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 13
Comparison of Non-Consolidated Statements of Income (selected items)	2- 14

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and the effects of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2025

1. Income Analysis

Consolidated

		(Billions of yen)
		First Quarter of Fiscal 2025		First Quarter of Fiscal 2024
			Change
Consolidated Gross Profits	1	764.7	19.5	745.1
Net Interest Income	2	301.4	69.9	231.4
Trust Fees	3	15.5	0.6	14.8
Credit Costs of Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	219.7	18.8	200.8
Net Trading Income	6	185.1	(83.1)	268.3
Net Other Operating Income	7	42.7	13.1	29.6
General and Administrative Expenses	8	(460.7)	(8.9)	(451.7)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses)	9	(17.5)	(10.2)	(7.2)
Gains on Reversal of Allowances for Loan Losses, and others	10	28.9	23.1	5.8
Net Gains (Losses) related to Stocks	11	39.8	(5.4)	45.2
Equity in Income from Investments in Affiliates	12	10.6	(1.5)	12.2
Other	13	2.6	(2.3)	4.9

Ordinary Profits	14	368.5	14.2	354.3

Net Extraordinary Gains (Losses)	15	10.0	(32.9)	43.0
Profit before Income Taxes	16	378.5	(18.7)	397.3
Income Taxes	17	(86.9)	20.1	(107.0)
Profit	18	291.6	1.3	290.3
Profit Attributable to Non-controlling Interests	19	(1.1)	(0.1)	(1.0)

Profit Attributable to Owners of Parent	20	290.5	1.2	289.3

Credit-related Costs (including Credit Costs of Trust Accounts)	21	11.4	12.9	(1.4)

Credit-related Costs [21]  =    Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses) [9] + Gains on Reversal of Allowances for Loan Losses, and others [10] + Credit Costs of Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	312.0	14.4	297.6

Consolidated Net Business Profits [22] =   Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	239	18	221
Number of affiliates under the equity method	24	27	1	26

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		First Quarter of Fiscal 2025				First Quarter of Fiscal 2024
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	433.5	31.4	465.0	10.8	454.1
Net Interest Income	2	300.6	7.7	308.3	58.2	250.1
Trust Fees	3		15.5	15.5	0.6	14.9
Trust Fees for Jointly Operated Designated Money Trust	4		0.8	0.8	0.0	0.7
Credit Costs of Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	92.6	7.8	100.5	7.7	92.8
Net Trading Income	7	37.7		37.7	(16.9)	54.6
Net Other Operating Income	8	2.5	0.2	2.7	(38.7)	41.5
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(228.7)	(20.2)	(249.0)	0.6	(249.7)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) (1)	10	204.8	11.1	216.0	11.5	204.4
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas (2)	11	209.1	11.1	220.2	50.0	170.2
Excluding Net Gains (Losses) from redemption of Investment Trusts	12	199.0	11.1	210.1	43.5	166.5

Reversal of (Provision for) General Allowance for Loan Losses	13	—	—	—	—	—

Net Business Profits	14	204.8	11.1	216.0	11.5	204.4
Net Gains (Losses) related to Bonds	15	(4.2)	0.0	(4.2)	(38.4)	34.2

Net Non-Recurring Gains (Losses)	16	40.9	4.2	45.1	(9.6)	54.8
Net Gains (Losses) related to Stocks	17	38.5	2.6	41.1	(3.9)	45.1
Expenses related to Portfolio Problems	18	(17.1)	—	(17.1)	(8.8)	(8.2)
Gains on Reversal of Allowances for Loan Losses, and others	19	24.3	0.5	24.9	18.2	6.7
Other	20	(4.7)	1.0	(3.7)	(14.9)	11.2

Ordinary Profits	21	245.7	15.4	261.2	1.8	259.3

Net Extraordinary Gains (Losses)	22	9.4	0.9	10.3	(31.2)	41.5
Profit before Income Taxes	23	255.2	16.3	271.5	(29.3)	300.8
Income Taxes	24	(67.9)	(3.3)	(71.2)	10.7	(82.0)

Profit	25	187.2	12.9	200.2	(18.5)	218.7

(1) Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) for MHTB excludes the amounts of “Credit Costs of Trust Accounts” [5].

(2) Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[11] =Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)[10]-Net Gains (Losses) related to Bonds[15]

Credit-related Costs	26	7.2	0.5	7.8	9.3	(1.4)

Credit-related Costs [26] =   Expenses related to Portfolio Problems [18] + Reversal of (Provision for) General Allowance for Loan Losses [13] + Gains on Reversal of Allowances for Loan Losses, and others [19] + Credit Costs of Trust Accounts [5]

Reference: Breakdown of Credit-related Costs
Credit Costs of Trust Accounts	27		—	—	—	—
Reversal of (Provision for) General Allowance for Loan Losses	28	4.9	0.5	5.4	(3.5)	9.0
Losses on Write-offs of Loans	29	(11.1)	0.0	(11.1)	(11.0)	(0.0)
Reversal of (Provision for) Specific Allowance for Loan Losses	30	(4.2)	0.0	(4.2)	4.0	(8.2)
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	31	22.8	—	22.8	20.4	2.4
Reversal of (Provision for) Reserve for Contingencies	32	(4.8)	—	(4.8)	(0.3)	(4.5)
Other (including Losses on Sales of Loans)	33	(0.3)	—	(0.3)	(0.2)	(0.1)
Total	34	7.2	0.5	7.8	9.3	(1.4)

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	First Quarter of Fiscal 2025	Change	First Quarter of Fiscal 2024
Net Gains (Losses) related to Stocks	39.8	(5.4)	45.2
Gains on Sales	53.4	(31.8)	85.3
Losses on Sales	(4.3)	34.0	(38.4)
Impairment (Devaluation)	(3.2)	(1.1)	(2.1)
Reversal of (Provision for) Allowance for Investment Losses	0.0	0.0	—
Gains (Losses) on Derivatives other than for Trading	(5.9)	(6.4)	0.5
Non-Consolidated
Aggregate Figures for the 2 Banks
	First Quarter of Fiscal 2025	Change	First Quarter of Fiscal 2024
Net Gains (Losses) related to Stocks	41.1	(3.9)	45.1
Gains on Sales	49.7	(32.1)	81.8
Losses on Sales	(2.3)	34.4	(36.7)
Impairment (Devaluation)	(0.2)	0.2	(0.5)
Reversal of (Provision for) Allowance for Investment Losses	0.0	0.0	—
Gains (Losses) on Derivatives other than for Trading	(5.9)	(6.4)	0.5

Mizuho Bank
	First Quarter of Fiscal 2025	Change	First Quarter of Fiscal 2024
Net Gains (Losses) related to Stocks	38.5	(5.0)	43.5
Gains on Sales	46.9	(33.3)	80.2
Losses on Sales	(2.2)	34.4	(36.7)
Impairment (Devaluation)	(0.1)	0.3	(0.4)
Reversal of (Provision for) Allowance for Investment Losses	0.0	0.0	—
Gains (Losses) on Derivatives other than for Trading	(5.9)	(6.4)	0.5

Mizuho Trust & Banking
	First Quarter of Fiscal 2025	Change	First Quarter of Fiscal 2024
Net Gains (Losses) related to Stocks	2.6	1.0	1.5
Gains on Sales	2.7	1.1	1.6
Losses on Sales	(0.1)	(0.0)	(0.0)
Impairment (Devaluation)	(0.0)	(0.0)	(0.0)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of June 30, 2025				As of March 31, 2025
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	29,764.0	1,406.7	1,952.0	545.3	28,315.4	1,244.3	1,851.8	607.4
Japanese Stocks	2,683.5	1,878.1	1,883.9	5.7	2,602.8	1,785.4	1,791.9	6.4
Japanese Bonds	12,934.3	(67.6)	8.5	76.2	11,250.8	(79.6)	7.2	86.9
Japanese Government Bonds	10,129.6	(14.3)	1.4	15.8	8,370.4	(18.6)	0.0	18.7
Other	14,146.2	(403.7)	59.5	463.2	14,461.7	(461.3)	52.7	514.1
Foreign Bonds	11,410.5	(349.2)	19.0	368.3	12,116.5	(384.9)	18.3	403.2

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Monetary Claims Bought” and certain items in “Other Assets” are also included.
*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of June 30, 2025 and March 31, 2025 are ¥(18.1) billion (Foreign Bonds ¥17.0 billion and Japanese Government Bonds ¥0.4 billion) and ¥33.5 billion (Foreign Bonds ¥39.7 billion and Japanese Government Bonds ¥0.9 billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of June 30, 2025 and March 31, 2025 are ¥1,388.5 billion (Foreign Bonds ¥(332.2) billion and Japanese Government Bonds ¥(13.9) billion) and ¥1,277.9 billion (Foreign Bonds ¥(345.2) billion and Japanese Government Bonds ¥(17.6) billion), respectively.

*

Unrealized Gains/Losses on Other Securities as of June 30, 2025 and March 31, 2025 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the consolidated balance sheet by applying the fair-value hedge accounting and others.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2025				As of March 31, 2025
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)	4,057.8	(148.9)	20.8	169.7	4,183.1	(155.7)	23.2	179.0

2-4

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of June 30, 2025				As of March 31, 2025
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHBK
Other Securities	28,574.5	1,229.5	1,771.4	541.9	27,108.6	1,074.7	1,677.4	602.6
Japanese Stocks	2,442.5	1,701.1	1,705.6	4.5	2,370.4	1,616.3	1,621.5	5.2
Japanese Bonds	12,729.8	(66.8)	8.4	75.3	11,040.7	(78.5)	7.1	85.6
Japanese Government Bonds	10,018.6	(14.3)	1.4	15.7	8,260.5	(18.6)	0.0	18.7
Other	13,402.2	(404.6)	57.3	461.9	13,697.4	(462.9)	48.7	511.7
Foreign Bonds	10,811.2	(349.4)	17.5	367.0	11,465.4	(386.2)	15.0	401.2
MHTB
Other Securities	304.6	102.7	103.4	0.7	303.0	97.4	98.5	1.0
Japanese Stocks	150.7	102.9	103.3	0.4	146.2	97.5	98.2	0.6
Japanese Bonds	149.7	(0.2)	0.0	0.2	152.5	(0.2)	0.1	0.3
Japanese Government Bonds	99.9	(0.0)	—	0.0	98.7	(0.0)	—	0.0
Other	4.1	0.0	0.0	0.0	4.3	0.0	0.1	0.0
Foreign Bonds	—	—	—	—	—	—	—	—
Total
Other Securities	28,879.2	1,332.2	1,874.9	542.6	27,411.7	1,172.2	1,775.9	603.6
Japanese Stocks	2,593.2	1,804.0	1,809.0	5.0	2,516.6	1,713.9	1,719.8	5.8
Japanese Bonds	12,879.5	(67.0)	8.5	75.6	11,193.3	(78.7)	7.2	86.0
Japanese Government Bonds	10,118.5	(14.3)	1.4	15.8	8,359.2	(18.6)	0.0	18.7
Other	13,406.3	(404.6)	57.3	462.0	13,701.7	(462.8)	48.8	511.7
Foreign Bonds	10,811.2	(349.4)	17.5	367.0	11,465.4	(386.2)	15.0	401.2

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Monetary Claims Bought” are also included.
*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of June 30, 2025 and March 31, 2025 are ¥(18.1) billion (Foreign Bonds ¥17.0 billion and Japanese Government Bonds ¥0.4 billion) and ¥33.5 billion (Foreign Bonds ¥39.7 billion and Japanese Government Bonds ¥0.9 billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of June 30, 2025 and March 31, 2025 are ¥1,314.1 billion (Foreign Bonds ¥(332.4) billion and Japanese Government Bonds ¥(13.9) billion) and ¥1,205.7 billion (Foreign Bonds ¥(346.4) billion and Japanese Government Bonds ¥(17.6) billion), respectively.

*

Unrealized Gains/Losses on Other Securities as of June 30, 2025 and March 31, 2025 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the balance sheet by applying the fair-value hedge accounting.

2-5

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of June 30, 2025				As of March 31, 2025
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	4,057.8	(148.9)	20.8	169.7	4,183.1	(155.7)	23.2	179.0
MHTB	—	—	—	—	—	—	—	—
Total	4,057.8	(148.9)	20.8	169.7	4,183.1	(155.7)	23.2	179.0
(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of June 30, 2025				As of March 31, 2025
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	106.1	374.9	374.9	—	106.1	276.5	276.5	—
MHTB	—	—	—	—	—	—	—	—
Total	106.1	374.9	374.9	—	106.1	276.5	276.5	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting and others.

Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of June 30, 2025		As of March 31, 2025
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	1,372.0	161.7	1,210.3
Japanese Stocks	1,841.8	93.2	1,748.5
Japanese Bonds	(67.6)	12.0	(79.6)
Japanese Government Bonds	(14.3)	4.2	(18.6)
Other	(402.1)	56.4	(458.5)
Foreign Bonds	(347.6)	34.3	(382.0)
Non-Consolidated
Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2025		As of March 31, 2025
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	1,296.7	160.6	1,136.1
Japanese Stocks	1,768.4	90.6	1,677.7
Japanese Bonds	(67.0)	11.7	(78.7)
Japanese Government Bonds	(14.3)	4.2	(18.6)
Other	(404.6)	58.2	(462.8)
Foreign Bonds	(349.4)	36.7	(386.2)

2-6

Mizuho Financial Group, Inc.

4. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of June 30, 2025		As of March 31, 2025
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	29.2	(3.2)	32.4
Claims with Collection Risk	344.8	(231.3)	576.2
Claims for Special Attention	419.2	(19.4)	438.6
Loans Past Due for 3 Months or More	0.3	0.0	0.2
Restructured Loans	418.8	(19.4)	438.3
Sub-total[1]	793.2	(254.0)	1,047.3
Normal Claims	106,595.7	165.5	106,430.1
Total[2]	107,389.0	(88.4)	107,477.4
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	319.6	223.6	95.9

	(%)
NPL ratio[1]/[2]	0.73	(0.23)	0.97
Trust Account
	(Billions of yen)
	As of June 30, 2025		As of March 31, 2025
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[3]	—	—	—
Normal Claims	1.3	(0.0)	1.3
Total[4]	1.3	(0.0)	1.3

	(%)
NPL ratio[3]/[4]	—	—	—

2-7

Mizuho Financial Group, Inc.

Consolidated + Trust Account

	(Billions of yen)
	As of June 30, 2025		As of March 31, 2025
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	29.2	(3.2)	32.4
Claims with Collection Risk	344.8	(231.3)	576.2
Claims for Special Attention	419.2	(19.4)	438.6
Loans Past Due for 3 Months or More	0.3	0.0	0.2
Restructured Loans	418.8	(19.4)	438.3
Sub-total[5]	793.2	(254.0)	1,047.3
Normal Claims	106,597.0	165.4	106,431.5
Total[6]	107,390.3	(88.5)	107,478.8
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	319.6	223.6	95.9

	(%)
NPL ratio[5]/[6]	0.73	(0.23)	0.97

Trust account represents trust accounts that guarantee principals in the agreement.

2-8

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of June 30, 2025		As of March 31, 2025
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	29.3	7.1	22.2
Claims with Collection Risk	331.8	(237.5)	569.3
Claims for Special Attention	407.6	(19.2)	426.9
Loans Past Due for 3 Months or More	0.3	0.0	0.2
Restructured Loans	407.3	(19.3)	426.6
Sub-total[1]	768.8	(249.6)	1,018.5
Normal Claims	108,297.6	238.8	108,058.7
Total[2]	109,066.4	(10.8)	109,077.3
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	317.3	223.3	94.0

	(%)
NPL ratio[1]/[2]	0.70	(0.22)	0.93
Mizuho Bank
	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	29.3	7.1	22.1
Claims with Collection Risk	327.4	(234.3)	561.7
Claims for Special Attention	402.1	(17.3)	419.4
Loans Past Due for 3 Months or More	0.3	0.0	0.2
Restructured Loans	401.8	(17.3)	419.1
Sub-total[3]	758.8	(244.5)	1,003.4
Normal Claims	105,750.4	271.4	105,478.9
Total[4]	106,509.3	26.9	106,482.3
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	317.0	223.3	93.7

	(%)
NPL ratio[3]/[4]	0.71	(0.22)	0.94

2-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(0.0)	0.0
Claims with Collection Risk	4.3	(3.1)	7.5
Claims for Special Attention	5.5	(1.9)	7.4
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	5.5	(1.9)	7.4
Sub-total[5]	9.9	(5.1)	15.1
Normal Claims	2,545.8	(32.5)	2,578.4
Total[6]	2,555.8	(37.7)	2,593.5
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	0.2	(0.0)	0.2

	(%)
NPL ratio[5]/[6]	0.39	(0.19)	0.58
(Trust Account)
	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[7]	—	—	—
Normal Claims	1.3	(0.0)	1.3
Total[8]	1.3	(0.0)	1.3

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-10

Mizuho Financial Group, Inc.

5. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2025		As of March 31, 2025
		Change
MHBK	152,561.1	(486.7)	153,047.8
MHTB	1,752.6	(130.0)	1,882.7
Total	154,313.7	(616.8)	154,930.5

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2025		As of March 31, 2025
		Change
MHBK	120,507.2	(1,709.8)	122,217.0
Individual deposits	48,726.4	392.2	48,334.1
MHTB	1,752.6	(130.0)	1,882.7
Individual deposits	694.8	(0.9)	695.8
Total	122,259.9	(1,839.8)	124,099.8
Individual deposits	49,421.3	391.3	49,030.0

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2025		As of March 31, 2025
		Change
MHBK	91,509.5	(105.7)	91,615.2
MHTB	2,537.2	(38.0)	2,575.2
Total	94,046.7	(143.7)	94,190.4

Note: Loans to MHFG are included as follows:

As of June 30, 2025:  ¥265.0 billion (from MHBK)

As of March 31, 2025:  ¥530.0 billion (from MHBK)

2-11

Mizuho Financial Group, Inc.

(3) Interest Margins (Domestic Operations)

Mizuho Bank

				(%)
		First Quarter of Fiscal 2025 (For the three months)	Change	First Quarter of Fiscal 2024 (For the three months)
Return on Loans and Bills Discounted	1	1.21	0.36	0.85
Cost of Deposits	2	0.17	0.15	0.01
Loan and Deposit Rate Margin [1]-[2]	3	1.04	0.20	0.83
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	4	1.25	0.38	0.87
Loan and Deposit Rate Margin [4]-[2]	5	1.08	0.22	0.86

Mizuho Trust & Banking
		(%)
		First Quarter of Fiscal 2025 (For the three months)	Change	First Quarter of Fiscal 2024 (For the three months)
Return on Loans and Bills Discounted	6	1.02	0.31	0.70
Cost of Deposits	7	0.21	0.19	0.02
Loan and Deposit Rate Margin [6]-[7]	8	0.80	0.12	0.68
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	9	1.02	0.31	0.70
Loan and Deposit Rate Margin [9]-[7]	10	0.80	0.12	0.68
(Reference)
Aggregate Figures for the 2 Banks
		(%)
		First Quarter of Fiscal 2025 (For the three months)	Change	First Quarter of Fiscal 2024 (For the three months)
Return on Loans and Bills Discounted	11	1.20	0.36	0.84
Cost of Deposits	12	0.17	0.15	0.01
Loan and Deposit Rate Margin [11]-[12]	13	1.03	0.20	0.82
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	14	1.24	0.37	0.86
Loan and Deposit Rate Margin [14]-[12]	15	1.07	0.22	0.85

2-12

Mizuho Financial Group, Inc.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of June 30, 2025 (A)	As of March 31, 2025 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥62,434,816	¥69,747,184	¥(7,312,368)
Call Loans	200,681	249,360	(48,679)
Receivables under Resale Agreements	10,950,675	10,023,199	927,476
Guarantee Deposits Paid under Securities Borrowing Transactions	123,492	127,638	(4,146)
Monetary Claims Bought	502,251	493,032	9,219
Trading Assets	8,369,728	7,782,207	587,520
Money Held in Trust	505	505	(0)
Securities	35,796,706	34,405,103	1,391,603
Loans and Bills Discounted	91,509,506	91,615,228	(105,721)
Foreign Exchanges	2,140,301	2,042,083	98,217
Derivatives other than for Trading Assets	5,439,700	6,066,571	(626,870)
Other Assets	5,844,507	5,558,146	286,360
Tangible Fixed Assets	854,088	855,824	(1,736)
Intangible Fixed Assets	513,884	505,728	8,155
Prepaid Pension Cost	382,705	375,645	7,060
Deferred Tax Assets	242,721	276,640	(33,919)
Customers’ Liabilities for Acceptances and Guarantees	11,588,959	11,573,662	15,297
Allowance for Loan Losses	(478,904)	(719,269)	240,365
Allowance for Investment Losses	—	(2)	2

Total Assets	¥236,416,329	¥240,978,492	¥(4,562,163)

Liabilities
Deposits	¥152,561,114	¥153,047,861	¥(486,746)
Negotiable Certificates of Deposit	12,813,127	14,052,123	(1,238,996)
Call Money	2,210,768	2,169,376	41,391
Payables under Repurchase Agreements	16,620,878	19,411,662	(2,790,783)
Guarantee Deposits Received under Securities Lending Transactions	503,288	356,931	146,356
Commercial Paper	1,872,323	2,138,133	(265,809)
Trading Liabilities	5,275,694	5,646,893	(371,198)
Borrowed Money	12,665,961	12,955,564	(289,602)
Foreign Exchanges	1,643,980	1,061,680	582,300
Bonds and Notes	510,806	407,973	102,833
Derivatives other than for Trading Liabilities	6,467,828	7,147,566	(679,737)
Other Liabilities	5,004,707	4,115,826	888,881
Reserve for Bonus Payments	18,024	54,510	(36,485)
Reserve for Variable Compensation	790	587	202
Reserve for Possible Losses on Sales of Loans	933	1,266	(333)
Reserve for Contingencies	13,336	8,616	4,720
Reserve for Reimbursement of Deposits	6,209	6,814	(605)
Reserve for Reimbursement of Debentures	17,524	19,965	(2,441)
Deferred Tax Liabilities for Revaluation Reserve for Land	45,314	47,059	(1,744)
Acceptances and Guarantees	11,588,959	11,573,662	15,297

Total Liabilities	229,841,573	234,224,077	(4,382,503)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,259,392	—
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,598,587	1,598,587	—
Retained Earnings	2,406,739	2,715,665	(308,926)
Appropriated Reserve	724,535	624,534	100,000
Other Retained Earnings	1,682,203	2,091,130	(408,927)
Retained Earnings Brought Forward	1,682,203	2,091,130	(408,927)

Total Shareholders’ Equity	6,070,196	6,379,123	(308,926)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	858,777	752,993	105,784
Net Deferred Hedge Gains (Losses), net of Taxes	(449,113)	(476,383)	27,270
Revaluation Reserve for Land, net of Taxes	94,894	98,682	(3,787)

Total Valuation and Translation Adjustments	504,558	375,291	129,266

Total Net Assets	6,574,755	6,754,415	(179,659)

Total Liabilities and Net Assets	¥236,416,329	¥240,978,492	¥(4,562,163)

2-13

Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO BANK

	Millions of yen
	For the three months ended June 30, 2025 (A)	For the three months ended June 30, 2024 (B)	Change (A) - (B)
Ordinary Income	¥1,484,954	¥1,697,297	¥(212,343)
Interest Income	1,164,027	1,325,095	(161,068)
Interest on Loans and Bills Discounted	605,096	688,819	(83,723)
Interest and Dividends on Securities	192,893	192,853	39
Fee and Commission Income	162,276	155,703	6,573
Trading Income	38,591	54,685	(16,093)
Other Operating Income	43,190	66,467	(23,277)
Other Ordinary Income	76,868	95,345	(18,476)

Ordinary Expenses	1,239,160	1,443,651	(204,491)
Interest Expenses	863,372	1,080,202	(216,829)
Interest on Deposits	368,471	457,167	(88,696)
Fee and Commission Expenses	69,607	67,171	2,436
Trading Expenses	834	—	834
Other Operating Expenses	40,677	24,892	15,785
General and Administrative Expenses	225,512	220,476	5,036
Other Ordinary Expenses	39,155	50,909	(11,754)

Ordinary Profits	245,793	253,645	(7,851)

Extraordinary Gains	11,395	42,911	(31,515)

Extraordinary Losses	1,969	2,042	(73)

Profit before Income Taxes	255,220	294,514	(39,294)
Income Taxes:
Current	90,026	95,118	(5,092)
Deferred	(22,096)	(14,974)	(7,121)

Profit	¥187,290	¥214,369	¥(27,079)

2-14